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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mexicana de Aviación Orders 20 Embraer E2 Aircraft

•	Firm deal is for 10 E190-E2 and 10 E195-E2 new aircraft
•	Deliveries start 2Q25

São José dos Campos, Brazil, June 03, 2024 – Mexicana de Aviación, Mexico's state-owned carrier, has ordered 20 Embraer (NYSE: ERJ; B3: EMBR3) E2 aircraft. The deal is for 10 E190-E2 and 10 E195-E2 jets. Deliveries will begin in 2Q25. Mexicana will configure the E190-E2 with 108 seats, and the E195-E2 with 132 seats – both in a single class layout.

Mexicana will be the first E2 operator in Mexico, benefitting from the E2's low operating costs and fuel efficiency, highlighting Mexicana and Embraer’s commitment to sustainability, and improving the efficiency of aviation.

With this strategic decision the Mexican state airline will grow and modernize its fleet, strengthening domestic and international connectivity to offer affordable and comfortable air travel, with the highest standards of safety and service.

Priscilla Doro Solymossy, VP Sales and Marketing, Head of Latin America and the Caribbean, Embraer Commercial Aviation, said, “We welcome Mexicana to the E2 family, the first E2 operator in Mexico. Seeing the success and rapid growth Mexicana has achieved since it restarted operations in December 2023 has been remarkable. The airline is already flying to 18 destinations, and has transported more than 115,000 passengers, accumulating more than 3,280 flight hours in this short period, reflecting Mexicana’s commitment to operational excellence and customer service.”

Images: https://embraer.imagerelay.com/fl/6124ce0027b544a4b3050d7b0eb0569e

About Mexicana de Aviación

The airline is part of the Olmeca-Maya-Mexica S.A. de C.V. Airport Group, Railway, Auxiliary and Related Services, and restarted operations on December 26, 2023. Its purpose is to improve the quality and coverage of air services, as well as promote connectivity, to be an engine of growth, development and competitiveness at the national level.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations